Mail Stop 6010

March 11, 2009

John A. Kraeutler
Chief Executive Officer
Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, Ohio 45244

> **Re: Meridian Bioscience, Inc.**
> **Form 10-K for the year ended 9/30/2008**
> **Filed November 26, 2008**
> **File No. 000-14902**

Dear Mr. Kraeutler:

We have reviewed your response and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 1. Business, page 4</u>

1. We note that three products accounted for 32% of your consolidated net sales in 2008 and that these products accounted for 31% of your net sales in 2007 and 28% in 2006. Please provide a more detailed description of all major products and describe the importance of these products to your operations.

2. We note that 21% of the Life Science Segment's third party sales were to one customer and that you had sales to two customers that constituted 10% or more of your consolidated net sales. Please identify all customers that accounted for 10% or more of your sales.

3. To the extent that you are dependent on sole source suppliers for a product or products that are material to your operations, please identify the suppliers, identify the product(s) dependent on these supplies and discuss the significance of these products to your operations. If you have long terms supply agreements with these suppliers, please file the agreements and disclose the material terms in the description of your business or explain why you believe you are not required to file them.

Sales and Marketing, page 6

4. We note that two independent distributors account for 54% of your sales. Please identify these distributors. If you have a distribution agreement with either of these distributors, please either file the agreement and describe the material terms or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement. If you do not have distribution agreements with these parties, please disclose this information.

Intellectual Property, Patents, and Licenses, page 8

5. We note that you own or license US and foreign patents for approximately 20 of your products. Please revise to discuss all material patents and licenses or groups of related patents or licenses. Your discussion should identify the related product or groups of products and your dependence of these products, when your patents expire or licenses terminate, and any jurisdictional limitations. Additionally, to the extent you have licensed any patents, please also include the payments provisions including payments made to date, royalty obligations, and aggregate milestones, if applicable.

Schedule 14A

Compensation Discussion and Analysis, page 12

Cash Bonuses, page 16

6. Please explain the significance of an earnings achievement at the Level 3 threshold. Please explain how this achievement impacted the bonus range.

7. Please disclose the personal achievement multiplier for each officer and explain how the items listed were used to determine the each individual's personal multiplier and how the personal multiplier was used to determine each officer's bonus.

Interplay of Compensation Elements, page 19

8. Please explain how you used competitive market compensation information was used in determining executive compensation.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director